UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: February 16, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

#FY2015

Orange financial results

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

16th February 2016



orange™

disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly with respect to customer relations when facing competition with OTT players, Orange's ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, the effectiveness of Orange's action plans for human resources, and the success of Orange's other strategic, operational and financial initiatives, risks related to information and communications technology systems resulting in particular from cyber-attacks, technical failures of or damage caused to networks, loss or theft of data and fraud, health concerns surrounding telecommunications equipment and devices, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 7, 2015 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 14, 2015. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
2015 highlights

2015 achievements

Revenue	€ 40.2 bn	-0.1% yoy +0.3% excl. reg.
Restated EBITDA*	€ 12.4 bn	+0.1% yoy 30.9% of rev.
Capex	€ 6.5 bn	+9.3% yoy 16.1% of rev.
Customers	263 m	o/w 72m mobile contract and 18m fixed broadband

2015 includes the consolidation of Jazztel and Meditel and the sale of Orange Armenia

yoy : comparison with the same period of the previous year, on a comparable basis
qoq : comparison with the previous quarter, on a comparable basis

* see slide 31 for EBITDA restatements. Historical and actual figures reflect change in IFRIC 21 interpretation



2015 guidance

2015 restated EBITDA of at least €12.3bn



€12.4 bn



30.9%

as % of revenues

+0.1 pt yoy

2015 guidance

Net debt / Restated EBITDA*
around 2x in the medium term

2.01x



2.37x
2.09x
2.01x
2013
2014
2015

* calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV (adjusted in 2014 from the administration of Phones 4u impact of £336m for 100%) and including Jazztel and Meditel EBITDA over 12 months in 2015



2015 guidance

2015 dividend of €0.60

€0.60

€0.20

interim paid in December 2015, balance of €0.40* to be paid in June

* subject to shareholders' approval

2015 guidance

selective M&A policy, focus on existing footprint



- Acquisition of Jazztel in Spain
- Acquisition of Airtel's subsidiaries in Burkina Faso and Sierra Leone*
- Acquisition of Cellcom Liberia*
- Acquisition of Tigo in DRC*
- Consolidation of Meditel
- Disposal of EE
- Disposal of Telkom Kenya** and Orange Armenia



*announced in Q1 2016, subject to relevant approvals
**announced in 2015, subject to relevant approvals

#Essentials2020




Offering enriched connectivity
Reinventing the customer relationship
Building a company model that is both digital & caring
Supporting the transformation of business customers
Diversifying by capitalizing on our assets
An unmatched customer experience

A digital, efficient and responsible company

Focus on 2015 investments



FY 2015 Capex yoy	**+9.3%**
FTTH homes connectable (France, Spain, Poland, Slovakia)	**x2.6**
+5 4G countries in 2015	Morocco, Jordan, Botswana, Cameroon, Guinea Bissau
Spectrum acquisition	France, Poland, Moldova, Ivory Coast, Jordan, Cameroon, Romania
Orange Digital Investment	Wevr, AFROSTREAM, actility, Chain

Solid commercial performance across the Group driven by VHBB



4G customer base x2 yoy
18m

FTTH customer base x3 yoy
1.9m

Africa & Middle East
110m
mobile customer base

Enterprise


2015 net adds
+4.3m
France
+2.8m
Spain
+1.4m
Poland
+0.7m
Romania
+0.5m
Belgium
2015 net adds
+398k
France
+601k
Spain
+142k
Poland (VHBB)
2015 net adds
+4.4m
Mobile customers
+3.9m
Orange Money
2015 revenue growth
+24%
Security
+10%
Cloud

Section two

Financial results overview

Positive revenue growth sustained by improved trend in Europe and steady growth in Africa and the Middle-East

	Q4 2015	FY 2015
2015 revenue €40.2bn	+0.1% +€11m	-0.1% -€47m
	+0.3% ex. reg.	+0.3% ex. reg.



Group revenue growth yoy
yoy
yoy ex. reg.
-4.1%
-4.8%
-4.0%
-5.1%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15



France
-6.6%
-3.5%
-0.8%
FY13
FY14
FY15
Europe
-4.0%
-5.6%
-1.7%
FY13
FY14
FY15
Africa & the Middle-East
+4.1%
+7.1%
+5.1%
FY13
FY14
FY15
Enterprise
-5.3%
-2.3%
-0.9%
FY13
FY14
FY15

Restated EBITDA growing for the second quarter in a row

2015 Restated EBITDA	Q4 2015	FY 2015
€12.4bn	+1.4% +€43m	+0.1% +€10m
30.9% of rev.	+2.0% ex. reg.	+0.8% ex. reg.

Restated EBITDA evolution (in €m)



12,417
-47
-62
118
12,426
FY'14 cb
revenues
direct costs
indirect costs
FY'15

Group average FTE* down -3.9%** yoy



FY'14
FY'15
87.7k
-4,5%
56.7k
-3%
France
international

Customer service inbound calls per customer in Europe (yoy evolution)



-12.0%
2014
2015

xDSL signalisation rate for retail market in France (yoy evolution)



-7.0%
2014
2015

* Full Time Equivalent

** Comparable basis restated from Jazztel, Meditel and Orange Armenia

Consistent with Essentials2020, increased CAPEX in FTTH to support future growth

2015 CAPEX	FY 2015
€6.5bn	+9.3%
16.1% of rev.	+€552m

CAPEX evolution by segment (in €m)


+298
+72
+65
+117
France
Africa & the Middle-East
Europe
other

FTTH homes connectable

- France: 5.1m (+1.4m yoy)
- Spain: 6.8m following Jazztel acquisition
- Poland: 0.7m (+0.6m yoy)

4G coverage in % of pop.

- France: 80% (+6pts yoy)
- Spain: 85% (+15pts yoy)
- Poland: 84% (+23pts yoy)
- Belgium: 99% (+11pts yoy)
- Romania: 72% (+10pts yoy)
- Slovakia: 65% (+35pts yoy)
- Moldova: 84% (+51pts yoy)

Net income Group share multiplied by close to 3

in €m	FY 2014 historical	FY 2014 cb	FY 2015 actual	
restated EBITDA	12,190	12,417	12,426	
restatements*	-1,078	-1,403	-1,149	
reported EBITDA	11,112	11,014	11,277	
depreciation & amortization	-6,038	-6,219	-6,465	①
impairment of goodwill & assets	-288	-242	-32	②
share of profit (losses) of associates	-215	-222	-38	
operating income	4,571	4,331	4742	
financial result	-1,638		-1,583	
tax	-1,573		-649	③
net income from continuing activities	1,360		2,510	
net income from discontinued activities	-135		448	④
net income from consolidated Group	1,225		2,958	
minority interests	300		306	
net income Group share	925		2,652	

① mainly reflects the change of perimeter with consolidation of Jazztel and Meditel and the acceleration of copper depreciation in France

② impairment of Belgium and Irak in 2014

③ in 2014, higher tax paid related to Orange Dominicana disposal and impairment of deferred tax assets in Spain

④ mostly related to the dividends received from EE, as EE is accounted for discontinued activities since December 2014

* see details on slide 31

Net debt evolution in 2015



Net debt evolution in €bn
€0.5bn
-€0.9bn
26.1
-5.9
-0.3
0.3
0.3
0.4
0.7
1.2
1.6
0.8
0.1
25.2
4.2
-2.9
26.6
Net debt end 2014
Rest. EBITDA - CAPEX & change in working cap.
Net debt end 2015 before acquisitions
Net acquisitions (including Jazztel)
Unwinding of the escrow account for Jazztel
Net debt end 2015
other financial items
coupons on subordinated notes
dividends paid to minority interests
spectrum & licences paid
income taxes paid
net financial interests paid
dividends paid to ORA shareholders
litigation & restructuring

2.09x ······ **net debt / EBITDA* ratio** ······ 2.01x

* calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV (adjusted in 2014 from the administration of Phones 4u impact of £336m for 100%) and including Jazztel and Meditel EBITDA over 12 months in 2015

Section three
Business review

Q4 2015 France financials

Strong financial performance supported by revenue recovery

in €m	Q4 15	yoy cb	FY 15	yoy cb
Revenues	4,862	-0.1%	19,141	-0.8%
excl. regulation		+0.3%		-0.6%
o/w mobile services	1,869	-0.2%	7,507	-2.2%
o/w mobile equipment	244	+6.0%	730	+21.6%
o/w fixed services	2,593	-0.9%	10,327	-1.4%
Restated EBITDA			7,076	+1.1%
Restated EBITDA margin			37.0%	+0.7pt
CAPEX			3,097	+10.6%
CAPEX/revenues			16.2%	+1.7pt

Positive growth of total mobile revenues (services & equipment), +0.5% in Q4 2015

- Mobile customer base growth and continuous customer mix improvement
- Ongoing equipment sales revenues growth due to installments and naked handset sales especially during Christmas period

Fixed services benefiting from VHBB dynamism

- Fixed BB revenue growth accelerating (+3.2%) thanks to volume increase and customer mix improvement
- Fixed wholesale revenue stabilized (+0.1% in Q4) despite the impact of unbundling tariff retroactive adjustment
- slowdown in Fixed Narrowband revenue decrease (-9.7% in Q4 vs -11.2% in Q3) thanks to the tariff plan increase in March 2015

Quarterly revenues evolution (% yoy)



-5.0%
-4.2%
-3.1%
-1.8%
-1.8%
-0.8%
-0.6%
-0.1%
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15

EBITDA evolution (in €m)



-€608m
-€126m
+€75m
FY 13
FY 14
FY 15

Broadband ARPU (12 months rolling, €/month)



33.6
33.5
33.4
33.3
33.2
33.1
33.1
33.0

Mobile ARPU (12 months rolling, €/month)



24.1
23.6
23.0
22.8
22.6
22.5
22.6
22.5
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15

Q4 2015 France mobile KPIs

Ongoing mobile contract momentum and continued strong customer retention


contract net adds excl. M2M (in '000s)
contract churn rate
19.4%
19.0%
18.5%
17.6%
16.3%
15.5%
15.2%
14.8%
14.2%
14.4%
13.5%
13.4%
-83
+166
+298
+240
+85
+59
+219
+256
+164
+76
+234
+179
Q1'13
Q2'13
Q3'13
Q4'13
Q1'14
Q2'14
Q3'14
Q4'14
Q1'15
Q2'15
Q3'15
Q4 15

yoy

+6 pts
95% of customers repriced on post April 2013 tariff plan

+5 pts
46% of consumer voice contract are on Open offers

+17 pts
52% of consumer voice contract are on SIM-only offers

8.0m 4G customers



39% of contract customer base excl. M2M (+20 pts yoy)

8,348 4G activated sites

80% coverage in % of pop.

Q4 2015 France fixed KPIs

FTTH accelerating BB customer base growth



FTTH net adds (in '000s)
ADSL* net adds (in '000s)
BB conquest share
22%
30%
41%**
+41
+41
+71
+62
+31
+35
+85
+95
+67
+75
+116
+121
+30
+33
+34
+45
+47
+50
+65
+82
+75
+82
+108
+133
+11
+8
+36
+17
-16
-15
+20
+13
-8
-7
+8
-12
Q1'13
Q2'13
Q3'13
Q4'13
Q1'14
Q2'14
Q3'14
Q4'14
Q1'15
Q2'15
Q3'15
Q4'15
53%
of FTTH net adds
are new customers

10.7m broadband customers

+3.7% yoy

+4 pts yoy

49% of BB customers have a 4P offer

+4 pts yoy

39% of consumer BB customers are on premium*** offers

960k FTTH customers

9% of BB customer base

5.1m FTTH connectable homes

19% FTTH adoption rate

* and others (satellite…) ** Orange estimates *** Play and Jet

Q4 2015 Spain

+6.2% restated EBITDA growth in H2 driven by improving service revenue and synergies

in €m	Q4 15	yoy cb	FY 15	yoy cb
Revenues	1,189	-0.7%	4,253	-2.3%
excl. regulation		-0.6%		-1.5%
o/w mobile services	626	+0.7%	2,403	-4.5%
o/w mobile equipment	104	-31.4%	470	-11.3%
o/w fixed services	461	+7.8%	1,375	+5.7%
Restated EBITDA			1,068	-0.4%
Restated EBITDA margin			25.1%	+0.5pt
CAPEX			864	+5.3%
CAPEX/revenues			20.3%	+1.5pt

Quarterly revenues evolution (% yoy)



mobile services
fixed broadband
including Jazztel from the 1st of July 2015
+11.9%
+9.4%
+7.8%
+6.6%
+6.6%
+0.7%
-7.1%
-9.6%
-6.6%
-2.7%
Q4 14
Q1 15
Q2 15
Q3 15
Q415

5.1m 4G customers

84.6% coverage of pop.

3.8m BB customers

+7% yoy

81% of fixed broadband customers on convergent offers (+4pts yoy)

- **809k** FTTH customers — x3.9 yoy
- **306k** TV customers — x2.8 yoy

Strong VHBB penetration



FTTH / BB base
4G / mobile base
+19pt
3%
22%
Q4 14
Q4 15
+16pt
18%
34%
Q4 14
Q4 15

Q4 2015 Poland

A 2nd quarter of improving mobile trends; momentum building up in very high broadband

in €m	Q4 15	yoy cb	FY 15	yoy cb
Revenues	686	-5.1%	2,831	-2.9%
excl. regulation		-5.0%		-2.5%
mobile services	320	-1.9%	1,314	-3.8%
mobile equipment	44	+27.1%	154	+50.9%
fixed services	287	-8.5%	1,215	-7.9%
other revenues	35	-27.8%	147	+15.2%
Restated EBITDA			841	-8.6%
restated EBITDA margin			29.7%	-1.9pt
CAPEX			463	+10.8%
CAPEX/revenues			16.4%	+2.0pt

Mobile services revenues improving at -1.9% yoy in Q4 (-5.2% in Q2, -2.8% in Q3)
- customer base up +1.8% yoy, with contract share improving at 53% of total (+3.4pts yoy)
- very strong +274k contract net adds in Q4, well-balanced between B2C and B2B

Continuing pressure in fixed revenues at -8.5% yoy in Q4 (-7.9% in Q3)
- broadband base continued to erode, despite stronger VHBB customer acquisitions (+45k VDSL and FTTH net adds in Q4), and because of migrations to LTE (into mobile base)
- broadband B2C gross adds improving sequentially for a second quarter in a row
- 17k FTTH customers end of Q4, with 58% of gross adds being new customers

Other revenues evolution reflecting phasing of infrastructure projects
- no infrastructure project revenue billed in 4Q

Continuous momentum in convergent customers
in '000s and in % of BB base



24%
27%
29%
31%
35%
539
591
627
667
728
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15

Improving momentum in mobile contract net adds
in '000s



+88%
+146
+48
+170
+190
+274
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15

Steady growth in fixed VHBB customers
in '000s and in % of ADSL + VHBB base



8%
10%
11%
13%
15%
174
207
232
271
316
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15

Q4 2015 Belgium & Luxembourg

Revenue growth ramping up in Q4; full year restated EBITDA now stabilized

in €m	Q4 15	yoy cb	FY 15	yoy cb
Revenues	323	+2.3%	1,235	-1.1%
excl. regulation		+2.3%		-0.0%
o/w mobile services	253	-0.6%	1,006	-1.3%
o/w mobile equipment	40	+5.4%	128	-2.5%
o/w fixed services	19	-17.6%	80	-13.8%
Restated EBITDA			276	+0.4%
restated EBITDA margin			22.3%	+0.3pt
CAPEX			193	-10,3%
CAPEX/revenues			15.6%	-1.6pt

Consolidated revenue growth ramping up at +2.3% this quarter, vs. +0.6% last quarter

Strong mobile contract net adds in Belgium, driven by B2C performance
- +28k contract net adds ex-M2M, vs. +8k in Q3 15 and +7k in Q4 14
- annual contract ARPU up 3.6% yoy
- annual contract churn sequentially down in B2B and B2C

Steady progress on strategy to create levers for future growth
- Belgium's leader in 4G coverage with 99% outdoor and 88% indoor
- Belgium's 4G contract base increased 99% yoy, reaching approx. 44% of contract subs

Strong contract net-adds in Belgium (ex. M2M)
in 000s


+7
-5
+9
+8
+28
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15

Steady improvement in Belgium contract ARPU
in % yoy evolution


-1.8%
-1.1%
+0.6%
+3.6%
+3.6%
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15

Rapid growth in Belgium 4G base
4G subs as a % of total subs


16%
19%
23%
26%
32%
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15

Q4 2015 Central European countries

Solid revenue growth in Q4, driven by Romania's performance at +7.4% yoy

in €m	Q4 15	yoy cb	FY 15	yoy cb
Revenues	422	+2.9%	1,648	+1.4%
excl. regulation		+3.1%		+3.5%
o/w mobile services	337	+1.4%	1,358	-0.7%
o/w mobile equipment	37	+16.5%	115	+23.1%
o/w fixed services	34	-2.9%	130	+4.4%
Restated EBITDA			546	-7.2%
restated EBITDA margin			33.2%	-3.1pt
CAPEX			263	-0.5%
CAPEX/revenues			16.0%	-0.3pt

3rd quarter of revenue growth in a row, at +2.9% yoy in Q4, after +3.2% in Q3 and +1.8% in Q2

- Romania improving at +7.4% yoy (59% of sub-segment), vs. +7.0% in Q3
- Slovakia down -3.6% yoy (34% of sub-segment), after -2.2% in Q3
- Moldova down -5.0% yoy (8% of sub-segment), after -2.6% in Q3

Strong contract net-adds in overall sub-segment at +115k in Q4, vs. +72k in Q3

4G subscriber leadership in all three countries

- 1,029 k in Romania, 511k in Slovakia and 59k in Moldova

Solid revenue growth…
YoY change



-2.4%
-2.2%
+1.8%
+3.2%
+2.9%
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15

…driven by Romania sustained performance in overall revenues
YoY change



-4.6%
-3.7%
+6.4%
+7.0%
+7.4%
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15

Strong mobile contract net-adds in overall sub-segment (ex. M2M)
in 000s



+137
+46
+64
+76
+115
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15

Q4 2015 Africa & Middle East

Solid revenue growth driven by data usage, EBITDA margin nearly flat despite tax hurdles

in €m	Q4 15	yoy cb	FY 15	yoy cb
Revenues	1,312	+2.8%	4,899	+5.1%
excl. regulation		+3.0%		+5.4%
o/w mobile services	1,065	+4.3%	3,953	+7.0%
o/w mobile equipment	24	+11.1%	78	+4.7%
o/w fixed services	197	-3.2%	770	-2.7%
EBITDA			1,668	+4.9%
EBITDA margin			34.1%	-0.1pt
CAPEX			922	+8.5%
CAPEX/revenues			18.8%	+0.6pt

FY15 revenues growth sustained and EBITDA margin nearly stabilised

- revenue growth at 5.1% yoy, driven by Ivory Coast (+11.8%), Egypt (+4%), Mali, DRC (+42%)
- Meditel consolidated starting from 1st of July: H2 revenues of €257m
- EBITDA margin maintained at 34.1% despite higher taxes

Commercial performance

- 110.2m mobile customers, a growth of 4.1% yoy
- 16.4m Orange Money customers (+31% yoy) generating +64% revenues yoy

Key contributors to revenue growth

Q4 2015 yoy revenue growth in % and €m



Africa & Middle East
+35
+2.8%
Ivory Coast
+17
+9%
Egypt
+10
+3%
DRC
+6
+19%
Other
+2

3G and 4G deployment

Number of mobile sites activated in 2015



+3,776
+2,923
3G
4G

Solid growth of data consumption



Data revenue growth
+55%
FY14
FY15
Smartphone penetration
yoy
Senegal
15%
+6pts
Ivory Coast
8%
+3pts
Cameroon
9%
+5pts
DRC
5%
+2pts
Mali
5%
+2pts

Q4 2015 Enterprise

Enterprise revenue in Q4 is above yearly trend, supported by favourable macroeconomics, resilience of legacy business and continuous growth of IT Services, allowing EBITDA stabilisation

in €m	Q4 15	yoy cb	FY 15	yoy cb
Revenues	1,657	-0.4%	6,405	-0.9%
voice	377	-6.0%	1,528	-5.4%
data	750	-0.2%	2,959	-1.6%
IT & integration services	530	+3.6%	1,918	+4.1%
EBITDA			954	-0.3%
EBITDA margin			14.9%	+0.1pt
CAPEX			325	-3.3%
CAPEX/revenues			5.1%	-0.1pt

- voice revenues in line with overall 2015 trend as migration towards VoIP solutions maintained pressure on the topline
- data continuous improvement of trends, thanks to lighter price pressure and volume increase especially outside France
- IT & integration services growth remaining above Market still supported by IT drivers such as Security services and Cloud solutions
- EBITDA stabilising with a margin at 14.9%, +0.1pt above 2014, with revenue decline more than offset by cost adaptation and dynamic portfolio management

Revenue per segment

yoy revenue growth in %



IT
Data
Voice
Total
-2.3%
-3.0%
-1.7%
-2.3%
-3.4%
-0.5%
0.5%
-0.4%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15

data services

IPVPN accesses and yoy growth



+0.9%
+1.2%
345k
349k
International
France
FY 14
FY 15

IT services (cloud and security)

4Q15 yoy revenue growth in %



+14%
+7%
Cloud
Security

Section four
2016 guidance

orange™

2016 guidance



Restated EBITDA	2016 > 2015 comparable basis
Net debt / Restated EBITDA	around 2x in the medium term
Dividend	€0.60* interim payment €0.20 in December 2016
M&A policy	selective with focus on existing footprint

* subject to shareholders' approval

Appendices

EBITDA restatements

in €m	Q4'14 cb	Q4'15 actual	FY'14 cb	FY'15 actual
EBITDA restated	3,020	3,063	12,417	12,426
restructuring	-352	-89	-439	-172
portfolio review	0	-15	0	45
litigations	-99	-37	-399	-450
labour related	-343	-425	-565	-572
o\w Senior Part Time	-343	-434	-493	-547
o\w Cap Orange			-72	
o\w Holiday pay				-35
EBITDA reported	2,226	2,497	11,014	11,277

① rationalization of distribution networks and real estate optimization

② 350m€ fine on the B2B market in France

③ Revised assumptions for Senior Part Time and one year extension of existing plans

Revenues yoy evolution


Group
yoy
yoy ex. reg.
-4.1%
-4.8%
-4.0%
-5.1%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.3%
+0.1%
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15


France
0.3%
-0.1%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Africa & the Middle-East
+3.0%
+2.8%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Europe
-0.9%
-1.0%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Enterprise
-0.4%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Spain
-0.6%
-0.7%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Poland
-5.0%
-5.1%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Belgium & Luxemburg
+2.3%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4


Central European countries
+3.1%
+2.9%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

High liquidity at the end of 2015 combined with a smooth repayment profile

Bonds*/bank loans/leases repayments end of 2015

(in €bn)



bonds
bank loans & others
2.4
1.8
2.8
2.4
3.6
3.1
3.7
3.2
2.0
1.3
13.4
12.9
2016
2017
2018
2019
2020
>2020

* after derivatives

- High liquidity position of €12.0bn as of December 31 2015, including €5.5bn in net cash
- Proactive and opportunistic asset and liability management:
  - termination of trade receivables securitization programs for €0.5bn in February 2015
  - early repayment of bonds maturing up to 2025 for £0.6bn (equivalent to €0.9bn) executed in April 2015
  - repurchase of TDIRA for a €0.2bn nominal value in May 2015

Current rating of long term debt

Moody's	**Baa1 stable**
S&P	**BBB+ stable**
Fitch ratings	**BBB+ stable**

Gross debt structure

91% with fixed rate

82% in bonds

Weighted average fixed bond coupon **

End of period



4.83%
4.82%
4.88%
2013
2014
2015

** source Bloomberg